Exhibit 99.1

GDS Reports

First Quarter 2020 Results

GDS Holdings Limited Reports First Quarter 2020 Results

Shanghai, China, May 14, 2020 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial Highlights

•                  Net revenue increased by 39.1% year-over-year (“Y-o-Y”) to RMB1,240.4 million (US$175.2 million) in the first quarter of 2020 (1Q2019: RMB891.8 million).

•                  Service revenue increased by 38.3% Y-o-Y to RMB1,232.6 million (US$174.1 million) in the first quarter of 2020 (1Q2019: RMB890.9 million).

•                  Net loss was RMB92.0 million (US$13.0 million) in the first quarter of 2020, compared with a net loss of RMB136.6 million in the first quarter of 2019.

•                  Adjusted EBITDA (non-GAAP) increased by 49.3% Y-o-Y to RMB572.1 million (US$80.8 million) in the first quarter of 2020 (1Q2019: RMB383.2 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 46.1% in the first quarter of 2020 (1Q2019: 43.0%).

Operating Highlights

•                      Total area committed and pre-committed increased by 22,112 square meters (“sqm”) in the first quarter of 2020 to 286,990 sqm as of March 31, 2020, an increase of 43.6% Y-o-Y (March 31, 2019: 199,831 sqm).

•                      Area in service increased by 4,023 sqm in the first quarter of 2020 to 229,986 sqm as of March 31, 2020, an increase of 34.1% Y-o-Y (March 31, 2019: 171,515 sqm).

•                      Area utilized (or area in service which is revenue-generating) increased by 7,816 sqm in the first quarter of 2020 to 163,838 sqm as of March 31, 2020, an increase of 38.8% Y-o-Y (March 31, 2019: 118,050 sqm).

•                      Commitment rate for area in service was 91.9% as of March 31, 2020 (March 31, 2019: 96.1%), and utilization rate was 71.2% as of March 31, 2020 (March 31, 2019: 68.8%).

•                      Area under construction was 110,706 sqm as of March 31, 2020 (March 31, 2019: 65,736 sqm).

•                      Pre-commitment rate for area under construction was 68.4% as of March 31, 2020 (March 31, 2019: 53.4%).

“We kicked off 2020 with an outstanding first quarter fueled by strong results across the full spectrum of our business, despite challenges presented by the COVID-19 pandemic,” said Mr. William Huang, Chairman and Chief Executive Officer. “Our net additional total area committed was over 22,000 sqm during the quarter, carrying on the strong momentum from 2019. Our data center capacity expanded by approximately 25,000 sqm, with the addition of major new projects in the Beijing and Shanghai markets. Most important of all, we kept up our record of zero infections across our workforce and zero interruptions to customer operations. We are confident of our ability to continue satisfying the unprecedented demand for data center services in the digital era.”

“Our sustained growth performance in the first quarter of 2020, with 39.1% revenue and 49.3% adjusted EBITDA growth, clearly demonstrates the resilience of our business,” commented Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin hit a new high of 46.1% during the quarter, increasing by 3.1 percentage points compared with the same period last year. We remain strongly capitalized for the opportunities in front of us.”

First Quarter 2020 Financial Results

Net revenue in the first quarter of 2020 was RMB1,240.4 million (US$175.2 million), a 39.1% increase over the first quarter of 2019 of RMB891.8 million and a 5.2% increase over the fourth quarter of 2019 of RMB1,179.2 million. Service revenue in the first quarter of 2020 was RMB1,232.6 million (US$174.1 million), a 38.3% increase over the first quarter of 2019 of RMB890.9 million and a 6.3% increase over the fourth quarter of 2019 of RMB1,159.6 million. The increase over the previous quarter was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 7,816 sqm of net additional area utilized in the first quarter of 2020 which mainly related to the Shanghai 6 (“SH6”), Guangzhou 3 (“GZ3”) Phase 2, Beijing 6 (“BJ6”), and Langfang 1 (“LF1”) data centers. Revenue from IT equipment sales was RMB7.8 million (US$1.1 million), compared with RMB0.9 million in the first quarter of 2019 and RMB19.6 million in the fourth quarter of 2019.

Cost of revenue in the first quarter of 2020 was RMB890.1 million (US$125.7 million), a 30.9% increase over the first quarter of 2019 of RMB679.8 million and a 0.6% increase over the fourth quarter of 2019 of RMB884.5 million. The increase over the previous quarter was mainly due to an increase in power consumption as a result of higher area utilized, partially offset by lower unit power costs as a result of government concessions in response to the COVID-19 pandemic, and an increase in rental, personnel and other costs related to new data centers coming into service in the previous quarter, namely Shenzhen 6 (“SZ6”), BJ6, LF1, Guangzhou 6 (“GZ6”) and Beijing 9 (“BJ9”), and in the first quarter of 2020, namely Zhangbei 4 (“ZB4”). These increased costs were partially offset by a decrease in depreciation and amortization costs also due to certain government concessions which reduced our finance lease costs, and by a lower level of IT equipment cost due to a lower level of IT equipment sales.

Gross profit was RMB350.3 million (US$49.5 million) in the first quarter of 2020, a 65.2% increase over the first quarter of 2019 of RMB212.0 million, and an 18.9% increase over the fourth quarter of 2019 of RMB294.7 million. Gross profit margin was 28.2% in the first quarter of 2020, compared with 23.8% in the first quarter of 2019, and 25.0% in the fourth quarter of 2019. The increase in gross profit margin over the previous quarter was primarily due to lower unit power costs, lower depreciation and amortization costs, and less low-margin IT equipment sales.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as net loss (computed in accordance with GAAP), excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain) and others. Adjusted NOI was RMB664.9 million (US$93.9 million) in the first quarter of 2020, a 45.4 % increase over the first quarter of 2019 of RMB457.3 million and an 8.4% increase over the fourth quarter of 2019 of RMB613.1 million.

Adjusted NOI margin (non-GAAP) was 53.6% in the first quarter of 2020, compared with 51.3% in the first quarter of 2019, and 52.0% in the fourth quarter of 2019. The increase over the previous quarter was mainly due to lower unit power costs and less low-margin IT equipment sales.

Selling and marketing expenses, excluding share-based compensation expenses of RMB13.2 million (US$1.9 million), were RMB17.1 million (US$2.4 million) in the first quarter of 2020, a 16.1% decrease from the first quarter of 2019 of RMB20.3 million (excluding share-based compensation of RMB7.5 million) and a 32.3% decrease from the fourth quarter of 2019 of RMB25.2 million (excluding share-based compensation of RMB14.5 million). The decrease over the previous quarter was primarily due to a reduced level of marketing activities and travel expenses due to the COVID-19 pandemic.

General and administrative expenses, excluding share-based compensation expenses of RMB35.9 million (US$5.1 million), depreciation and amortization expenses of RMB21.9 million (US$3.1 million), and operating lease cost relating to prepaid land use rights of RMB0.5 million (US$70 thousand), were RMB58.8 million (US$8.3 million) in the first quarter of 2020, a 2.9% increase over the first quarter of 2019 of RMB57.1 million (excluding share-based compensation expenses of RMB16.6 million and depreciation, amortization expenses of RMB16.7 million) and an 1.7% decrease from the fourth quarter of 2019 of RMB59.8 million (excluding share-based compensation of RMB42.5 million and depreciation, amortization expenses of RMB18.6 million). The decrease over the previous quarter was primarily due to lower personnel costs and a decrease in other corporate expenses resulting from the COVID-19 pandemic.

Research and development costs were RMB8.7 million (US$1.2 million) in the first quarter of 2020, compared with RMB4.6 million in the first quarter 2019 and RMB6.6 million in the fourth quarter of 2019.

Net interest expenses for the first quarter of 2020 were RMB260.9 million (US$36.8 million), a 19.1% increase over the first quarter of 2019 of RMB219.1 million and an 11.7% increase over the fourth quarter of 2019 of RMB233.6 million. The increase over the previous quarter was mainly due to higher total gross debt balance to finance data center capacity expansion.

Foreign currency exchange loss for the first quarter of 2020 was RMB12.6 million (US$1.8 million), compared with a gain of RMB4.8 million in the first quarter of 2019 and a loss of RMB0.4 million in the fourth quarter of 2019.

Net loss in the first quarter of 2020 was RMB92.0 million (US$13.0 million), compared with a net loss of RMB136.6 million in the first quarter of 2019 and a net loss of RMB103.7 million in the fourth quarter of 2019.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB572.1 million (US$80.8 million) in the first quarter of 2020, a 49.3% increase over the first quarter of 2019 of RMB383.2 million and an 8.2% increase over the fourth quarter of 2019 of RMB528.7 million.

Adjusted EBITDA margin (non-GAAP) was 46.1% in the first quarter of 2020, compared with 43.0% in the first quarter of 2019, and 44.8% in the fourth quarter of 2019. The increase over the previous quarter was mainly due lower unit power costs, less low-margin IT equipment sales, and a reduced level of corporate expenses, partially offset by a negative impact from the foreign currency exchange loss.

Basic and diluted loss per ordinary share in the first quarter of 2020 was RMB0.09 (US$0.01), compared with RMB0.15 in the first quarter of 2019, and RMB0.10 in the fourth quarter of 2019.

Basic and diluted loss per American Depositary Share (“ADS”) in the first quarter of 2020 was RMB0.71 (US$0.10), compared with RMB1.21 in the first quarter of 2019, and RMB0.82 in the fourth quarter of 2019. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the first quarter of 2020 was 286,990 sqm, compared with 199,831 sqm at the end of the first quarter of 2019 and 264,878 sqm at the end of the fourth quarter of 2019, an increase of 43.6% Y-o-Y and 8.3% quarter-over-quarter (“Q-o-Q”), respectively. In the first quarter of 2020, net additional total area committed was 22,112 sqm, including significant contributions from the Shanghai 13 (“SH13”), Shanghai 14 (“SH14”), Langfang 2 (“LF2”) and Langfang 4 (“LF4”) data centers. The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as significant new commitments from large Internet customers.

Data Center Resources

Area in service at the end of the first quarter of 2020 was 229,986 sqm, compared with 171,515 sqm at the end of the first quarter of 2019 and 225,963 sqm at the end of the fourth quarter of 2019, an increase of 34.1% Y-o-Y and 1.8% Q-o-Q. In the first quarter of 2020, net additional area in service was 4,023 sqm, mainly due to the ZB4 data center coming into service.

Area under construction at the end of the first quarter of 2020 was 110,706 sqm, compared with 65,736 sqm at the end of the first quarter of 2019 and 89,834 sqm at the end of the fourth quarter of 2019, an increase of 68.4% Y-o-Y and 23.2% Q-o-Q, respectively. In the first quarter of 2020, construction commenced on the SH14 and LF4 data centers.

As previously disclosed, SH14 is an existing building we acquired in the fourth quarter of 2019, located in the same area as our Waigaoqiao data center cluster. It will yield a net floor area of approximately 11,040 sqm, and was 63.4% pre-committed at the end of 1Q20. SH14 is expected to come into service in late 2020.

LF4 is the first building of two on our Langfang Site 1 Phase 2, adjacent to our Langfang 3 (“LF3”) data center which is currently being developed on Langfang Site 1 Phase 1. As previously disclosed, we entered into a framework agreement with the local government for the allocation of power and acquisition in phases of a greenfield site (“Langfang Site 1”), with a total land area of approximately 127,000 sqm, in Langfang, Hebei province. In the third quarter of 2019, we completed the acquisition of the first phase of this greenfield site, where we are currently developing LF3. In the fourth quarter of 2019, we acquired the second phase, with a land area of approximately 44,000 sqm. We intend developing two data centers on this land, LF4 and Langfang 5, with a net floor area of around 29,000 sqm in aggregate according to the initial design. LF4, currently under construction, will yield a net floor area of approximately 14,832 sqm and was 50% pre-committed at the end of 1Q20. LF4 is expected to come into service in 2021.

Commitment rate of area in service was 91.9% at the end of the first quarter of 2020, compared with 96.1% at the end of the first quarter of 2019 and 91.9% at the end of fourth quarter 2019. Pre-commitment rate of area under construction was 68.4% at the end of the first quarter of 2020, compared with 53.4% at the end of the first quarter of 2019 and 63.6% at the end of the fourth quarter of 2019.

Area utilized at the end of the first quarter of 2020 was 163,838 sqm, compared with 118,050 sqm at the end of the first quarter of 2019 and 156,022 sqm at the end of the fourth quarter of 2019, an increase of 38.8% Y-o-Y and 5.0% Q-o-Q. Net additional area utilized was 7,816 sqm in the first quarter, which mainly came from additional area utilized in the SH6, GZ3 Phase 2, BJ6, and LF1 data centers.

Utilization rate of area in service was 71.2% at the end of the first quarter of 2020, compared with 68.8% at the end of the first quarter of 2019 and 69.0% at the end of the fourth quarter of 2019.

During the first quarter of 2020, we acquired the following land and buildings:

Site in Pujiang Area, Minhang District, Shanghai

In March 2020, we acquired a site in Pujiang Area, Minhang District of Shanghai, located around 25 kilometers from our existing data center cluster in Waigaoqiao, Shanghai, from a third party for a cash consideration of RMB1.37 billion (US$193.5 million). Minhang District is an established data center hub due to its proximity to submarine cable landing stations. It is an attractive location for enterprise customers, while the site’s large developable area is also well-suited to the requirements of hyperscale customers. The site has a total ground area of approximately 212,000 sqm, roughly half of which is developed and half greenfield. We intend using the site for a major new data center campus, to be developed in multiple phases over several years.

In the first phase of development, we intend to convert two existing buildings into data centers (to be known as “SH16” and “SH17”), which will yield a total net floor area of approximately 22,600 sqm according to the initial design. Construction of SH16 and SH17 is expected to commence in 2Q20. Access to power has been obtained for Phase 1, while development of subsequent phases, with roughly 50,000 sqm of potential total net floor area, will be contingent on obtaining additional power capacity.

Chongqing Land

In February 2020, we acquired the right of use for greenfield land with a ground area of approximately 49,000 sqm in the city of Chongqing from the local government for a consideration of RMB28.0 million (US$4.0 million) pursuant to a binding framework agreement that we entered into with the local government in August 2018 and August 2019, respectively. Once developed, it will yield a total net floor area of approximately 33,000 sqm according to the initial design. Chongqing is a primary economic hub in the West of China, along with Chengdu. With customer demand gradually emerging in the Chongqing market, we believe it will become a new Tier 1 market in terms of data center demand in the near future.

Liquidity

As of March 31, 2020, cash was RMB3,611.1 million (US$510.0 million). Total short-term debt was RMB1,668.1 million (US$235.6 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,407.0 million (US$198.7 million) and the current portion of finance lease and other financing obligations of RMB261.1 million (US$36.9 million). Total long-term debt was RMB15,200.1 million (US$2,146.7 million), comprised of long-term borrowings (excluding current portion) of RMB8,059.4 million (US$1,138.2 million), convertible bonds of RMB2,084.7 million (US$294.4 million) and the non-current portion of finance lease and other financing obligations of RMB5,055.9 million (US$714.0 million). During the first quarter of 2020, the Company obtained new debt financing and re-financing facilities of RMB485.0 million (US$68.5 million).

Business Outlook

The Company confirms that the previously provided guidance for total revenues of RMB5,510 — RMB5,750 million, adjusted EBITDA of RMB2,550 — RMB2,670 million and capital expenditures of RMB7,500 million for the full year of 2020 remains unchanged.

This forecast reflects the Company’s preliminary view based on the current business situation and market conditions. Due to the impact of the COVID-19 pandemic and the resulting business disruption in many aspects of the Chinese and global economy, this forecast remains uncertain and subject to change. While China appears to be on a path to recovery, the situation is evolving, and we are closely monitoring developments. Looking beyond the current period, we are confident that GDS will emerge stronger, with even greater opportunity to drive long-term sustainable growth.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on May 14, 2020 (8:00 p.m. Beijing Time on May 14, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	8297728

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until May 22, 2020 09:59 AM U.S. ET by dialing:

United States:	+1-646-254-3697
International: Hong Kong: Mainland China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	8297728

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjusted NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for net income (loss), cash flows used in operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5118-6915

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of March 31, 2020
	RMB	RMB	US$

Assets
Current assets
Cash	5,810,938	3,611,121	509,988
Accounts receivable, net of allowance for doubtful accounts	879,962	1,248,279	176,291
Value-added-tax (“VAT”) recoverable	129,994	85,304	12,047
Prepaid expenses and other current assets	263,815	347,306	49,048
Total current assets	7,084,709	5,292,010	747,374

Property and equipment, net	19,184,639	20,549,477	2,902,141
Prepaid land use rights, net	747,187	754,769	106,594
Operating lease right-of-use assets	796,679	1,497,002	211,417
Goodwill and intangible assets, net	2,300,468	2,287,546	323,063
Other non-current assets	1,378,849	1,523,560	215,168
Total assets	31,492,531	31,904,364	4,505,757

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,137,737	1,406,969	198,702
Accounts payable	1,675,966	1,300,828	183,712
Accrued expenses and other payables	908,199	993,389	140,294
Operating lease liabilities, current	55,139	50,924	7,192
Finance lease and other financing obligations, current	222,473	261,093	36,873
Total current liabilities	3,999,514	4,013,203	566,773

Long-term borrowings, excluding current portion	8,028,473	8,059,398	1,138,204
Convertible bonds payable	2,049,654	2,084,733	294,421
Operating lease liabilities, non-current	709,998	748,077	105,649
Finance lease and other financing obligations, non-current	4,751,121	5,055,923	714,033
Other long-term liabilities	598,209	629,779	88,941
Total liabilities	20,136,969	20,591,113	2,908,021

Redeemable preferred shares	1,061,981	1,065,127	150,425

Shareholders’ equity
Ordinary shares	412	412	58
Additional paid-in capital	12,403,043	12,459,166	1,759,570
Accumulated other comprehensive loss	(52,684)	(62,233)	(8,789)
Accumulated deficit	(2,057,190)	(2,149,221)	(303,528)
Total shareholders’ equity	10,293,581	10,248,124	1,447,311
Commitments and contingencies

Total liabilities, redeemable preferred shares and shareholders’ equity	31,492,531	31,904,364	4,505,757

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$

Net revenue
Service revenue	890,946	1,159,610	1,232,589	174,075
Equipment sales	895	19,577	7,829	1,106
Total net revenue	891,841	1,179,187	1,240,418	175,181
Cost of revenue	(679,832)	(884,464)	(890,080)	(125,703)
Gross profit	212,009	294,723	350,338	49,478

Operating expenses
Selling and marketing expenses	(27,832)	(39,668)	(30,305)	(4,280)
General and administrative expenses	(90,301)	(120,891)	(117,043)	(16,530)
Research and development expenses	(4,639)	(6,595)	(8,744)	(1,235)
Income from operations	89,237	127,569	194,246	27,433
Other income (expenses):
Net interest expenses	(219,117)	(233,615)	(260,865)	(36,841)
Foreign currency exchange gain (loss), net	4,772	(446)	(12,619)	(1,782)
Others, net	2,503	6,341	2,916	412
Loss before income taxes	(122,605)	(100,151)	(76,322)	(10,778)
Income tax expenses	(14,015)	(3,511)	(15,709)	(2,219)
Net loss	(136,620)	(103,662)	(92,031)	(12,997)
Change in redemption value of redeemable preferred shares	(17,760)	0	0	0
Cumulative dividend on redeemable preferred shares	(559)	(13,486)	(13,225)	(1,868)
Net loss attributable to ordinary shareholders	(154,939)	(117,148)	(105,256)	(14,865)

Loss per ordinary share
Basic and diluted	(0.15)	(0.10)	(0.09)	(0.01)

Weighted average number of ordinary share outstanding
Basic and diluted	1,025,055,553	1,142,608,700	1,181,502,498	1,181,502,498

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$

Net loss	(136,620)	(103,662)	(92,031)	(12,997)
Foreign currency translation adjustments, net of nil tax	19,353	(9,467)	(9,549)	(1,349)
Comprehensive loss	(117,267)	(113,129)	(101,580)	(14,346)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$

Net loss	(136,620)	(103,662)	(92,031)	(12,997)
Depreciation and amortization	254,037	319,470	319,026	45,055
Amortization of debt issuance cost and debt discount	16,990	13,876	14,377	2,030
Share-based compensation expense	31,957	74,936	67,143	9,482
Others	(5,160)	(8,880)	(25,226)	(3,563)
Changes in operating assets and liabilities	(221,010)	(223,627)	(453,088)	(63,988)
Net cash (used in) provided by operating activities	(59,806)	72,113	(169,799)	(23,981)

Purchase of property and equipment and land use rights	(829,446)	(2,091,787)	(2,525,678)	(356,693)
Payments related to acquisitions and investments	(5,000)	(515,411)	(10,262)	(1,449)
Net cash used in investing activities	(834,446)	(2,607,198)	(2,535,940)	(358,142)

Net proceeds from financing activities	4,789,711	2,705,016	604,262	85,337
Net cash provided by financing activities	4,789,711	2,705,016	604,262	85,337
Effect of exchange rate changes on cash and restricted cash	(9,215)	(58,508)	25,587	3,614

Net increase (decrease) of cash and restricted cash	3,886,244	111,423	(2,075,890)	(293,172)
Cash and restricted cash at beginning of period	2,284,748	5,861,839	5,973,262	843,586
Cash and restricted cash at end of period	6,170,992	5,973,262	3,897,372	550,414

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$

Net loss	(136,620)	(103,662)	(92,031)	(12,997)
Net interest expenses	219,117	233,615	260,865	36,841
Income tax expenses	14,015	3,511	15,709	2,219
Depreciation and amortization	254,037	319,470	319,026	45,055
Operating lease cost relating to prepaid land use rights	0	0	496	70
Accretion expenses for asset retirement costs	711	813	896	127
Share-based compensation expenses	31,957	74,936	67,143	9,482
Selling and marketing expenses (1)	20,330	25,195	17,063	2,410
General and administrative expenses (1)	57,090	59,769	58,762	8,299
Research and development expenses (1)	3,970	5,395	7,306	1,032
Foreign currency exchange (gain) loss, net	(4,772)	446	12,619	1,782
Others, net	(2,503)	(6,341)	(2,916)	(412)
Adjusted NOI	457,332	613,147	664,938	93,908
Adjusted NOI margin	51.3%	52.0%	53.6%	53.6%

Note 1:
Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation, amortization, operating lease cost relating to prepaid land use rights and share-based compensation expenses.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$

Net loss	(136,620)	(103,662)	(92,031)	(12,997)
Net interest expenses	219,117	233,615	260,865	36,841
Income tax expenses	14,015	3,511	15,709	2,219
Depreciation and amortization	254,037	319,470	319,026	45,055
Operating lease cost relating to prepaid land use rights	0	0	496	70
Accretion expenses for asset retirement costs	711	813	896	127
Share-based compensation expenses	31,957	74,936	67,143	9,482
Adjusted EBITDA	383,217	528,683	572,104	80,797
Adjusted EBITDA margin	43.0%	44.8%	46.1%	46.1%